

Lindsey Burris (She/Her) · 3rd
Strategist | Revenue Operations | Space Exploration Evangelist
Los Angeles Metropolitan Area · Contact info


MusiCares Foundation

Pepperdine University

Experience


MusiCares Foundation
1 yr 7 mos

Managing Director, Development
Dec 2020 - Present · 1 yr 4 mos
Los Angeles, California, United States

Executive Advisor
Sep 2020 - Dec 2020 · 4 mos


Givsum, Inc.
4 yrs 8 mos

Board Member
Sep 2020 - Present · 1 yr 7 mos

COO
Aug 2017 - Sep 2020 · 3 yrs 2 mos
Costa Mesa, California, United States

Managed daily operations for early-stage, Saas startup.
- Led quarterly and yearly strategic planning and roadmaps to 3x revenue.


Founder
Impact Engine Consulting
Jun 2016 - Present · 5 yrs 10 mos
Culver City, CA

I help founders, social entrepreneurs and change-makers create the future by focusing on the intersection of innovation and social impact. By partnering with founders to develop business plans, growth strategy, marketing, funding strategies and impact evaluation, we create the world we want to live in.


Executive Director, Gen Next Foundation
Gen Next
Mar 2015 - Apr 2016 · 1 yr 2 mos
Los Angeles, CA

The Gen Next Foundation works to create opportunities and confront challenges that face future generations in the areas of education, economic opportunity, and global security. We aspire to solve the greatest generational challenges of our time using a unique hybrid of private sector and non-profit business models – called a venture


XPRIZE
7 yrs 3 mos

Director, Alliances
Mar 2013 - Mar 2015 · 2 yrs 1 mo
Playa Vista

Served as a key member of the executive team, leading investor relations strategy, and team in execution.
- Created strategy & revenue forecasts to meet $18M annual goal; relationship managment for ultra-high net worth individuals representing $95M in revenue with a 100%

Investor Relations Manager
Mar 2013 - Jun 2013 · 4 mos
Playa Vista, CA

Managed services and fulfillment for key investors (60 investors and board members giving between $300K to $2.5M each)
- Project managed event logistics for 10 annual fundraising/fulfillment events and quarterly Board meetings.

Associate, Alliances
2008 - Mar 2013 · 5 yrs 3 mos

Show all 10 experiences →

Education



Pepperdine University
Bachelor of Arts (BA), Sociology
2002 - 2005

2004 - 2005: Delta Delta Delta, VP of Operations
2005: New Student Orientation Leader



Singularity University
Executive Program Certificate